Free Writing Prospectus

Merk Gold Trust

Email Blast: Merk OUNZ – the Deliverable Gold ETF

333-180868

Pursuant to 433 and 164

Dear Christina

When we began the journey to find the best way to invest in gold, we worked hard to research all the known methods. As we were not satisfied with the existing ways to buy and hold gold, we decided to develop our own product. As a result, we created the Merk Gold Trust, the deliverable gold ETF.

The Merk Gold Trust (OUNZ) provides investors with a convenient and cost-efficient way to invest in gold through an exchange traded product with the option to take physical delivery of gold.

Potential OUNZ advantages include:

* Liquidity: Merk Gold Trust Shares are listed and traded on NYSE Arca under the symbol "OUNZ".

* Deliverability: Merk Gold Trust holds gold bullion in the form of allocated London Bars. OUNZ shareholder owns pro-rata share of gold held by the Merk Gold Trust. Investor has the option to take delivery of gold in exchange for their shares.

* Convertibility: For the purpose of facilitating delivery, Merk has developed a proprietary patented process for the conversion of London Bars into gold coins and bars in denominations investors might desire.

* Tax Efficiency: Taking delivery of gold is not a taxable event* as investors merely take possession of what they already own: the gold.

These advantages may help explain why OUNZ was picked by ETF .com as one of the 5 Most Popular New ETF Launches this year**.

As you evaluate different ways to invest in gold, please consider including OUNZ in your due diligence process. As a brief introduction, attached please find the OUNZ fact sheet. For more information, please visit our website for research reports and white papers on gold and currencies.

Merk Investments is a Palo Alto, CA-based alternative investment manager that specializes in currency and precious metals investing. Merk manages the Merk Funds, including the Merk Gold Trust OUNZ.

Let me know if can help you as you evaluate your options. Own your gold.

Sincerely,

James Machuga

James Machuga * Vice President of Advisor Services *

James.Machuga@merkfunds.com * 650.798.9455

Merk Investments LLC

This email reflects the current opinion of the author. It is based upon sources and data believed to be accurate and reliable. Merk Investments LLC makes no representation regarding the advisability of investing in the products herein. Opinions and forward-looking statements expressed are subject to change without notice. This information does not constitute investment advice and is not intended as an endorsement of any specific investment. The information contained herein is general in nature and is provided solely for educational and informational purposes. The information provided does not constitute legal, financial or tax advice. You should obtain advice specific to your circumstances from your own legal, financial and tax advisors. As with any investment, past performance is no guarantee of future performance.

This material must be preceded or accompanied by a prospectus. Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting www.merkgold.com/prospectus or calling 855-MRK OUNZ. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

 Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Foreside Fund Services, LLC, provides marketing services to the Trust.